EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change January 16, 2015 and January 21, 2015
Item 3	News Release The news releases dated January 16, 2015 and January 21, 2015 were disseminated through Marketwire and filed on SEDAR.
Item 4
Summary of Material Change

On January 16, 2015, Pretivm announced that it had closed its previously announced non-brokered private placement with Zijin Mining Group Co., Ltd. (“Zijin”) of 12,836,826 common shares of Pretivm at a price per share of C$6.30 for gross proceeds of approximately C$80,872,004.

On January 21, 2015, Pretivm announced that it had completed the previously announced non-brokered private placement with certain existing shareholders of the Company of 2,897,490 common shares of Pretivm at a price per share of C$6.30 for gross proceeds of approximately C$18,254,187.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

On January 16, 2015, Pretivm announced that it had closed its previously announced non-brokered private placement with Zijin of 12,836,826 common shares of Pretivm at a price per share of C$6.30 for gross proceeds of approximately C$80,872,004.  Mr. Shaoyang Shen of Zijin will be appointed to Pretivm’s board of directors pursuant to the terms of the subscription agreement dated December 8, 2014 which entitles Zijin to nominate one person.

On January 21, 2015, Pretivm announced that it had completed the previously announced non-brokered private placement with certain existing shareholders of the Company of 2,897,490 common shares of Pretivm at a price per share of C$6.30 for gross proceeds of approximately C$18,254,187.  Liberty Metals & Mining Holdings, LLC, a subsidiary of Boston-based Liberty Mutual Insurance, subscribed for 989,343 of the common shares in order to maintain its pro rata interest in the Company in accordance with its participation rights under the subscription agreement dated April 22, 2013 between the Company and LMM.

Pretivm intends to use the proceeds from the private placements to fund capital expenditures at its Brucejack Project including the procurement of long-lead items and camp infrastructure.

The common shares purchased in the private placements may not be traded for a period of four months plus one day from the closing of the Offering. The common shares described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of such Act.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek Chief Development Officer & Executive Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 28th day of January, 2015.